As filed with the Securities and Exchange Commission on January 14, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of January 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

           Yes......                                No..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.......................................N/A.......................................

                                  [TELE2 LOGO]



                                                           FOR IMMEDIATE RELEASE
                                                       Thursday, January 9, 2003


                 TELE2 PASSES MILESTONE OF THREE MILLION MOBILE
                              CUSTOMERS IN SWEDEN
       confirming its position as the fastest growing mobile operator in
                                     Sweden


New York and Stockholm- January 9, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that its Swedish mobile operator, Comviq, now has over 3 million customers. Comviq is continuing to grow faster than its two main competitors, and had a market share of over 50% of new mobile customers in the first three quarters of 2002.

"The sales of new subscriptions and pre-paid cards in the run up to Christmas were better than expected. We also had excellent offers during the Christmas period, for example, we launched our lowest ever fee per minute for evenings and weekends", says Fredrik Berglund, CEO of Tele2 Sweden.

With over two million pre-paid customers, Comviq is indisputably the largest pre-paid operator in Sweden and also in the private market.

"Our strategy always to be price leading and to adjust our offering to the Swedish mobile users' various needs, has proven to be very successful", says Fredrik Berglund.

Market shares for Sweden's three largest mobile operators Sept 2001 - Sept 2002 (According to most recent disclosure statistics):

[GRAPHIC OMITTED]


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.5 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Tele2 AB, any Tele2 AB members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.



CONTACTS

Lars-Johan Jarnheimer               Telephone:       + 46 8 562 640 00
President and CEO, Tele2 AB


Andrew Best                         Telephone:       + 44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:  /s/ Hakan Zadler
     ------------------------------
     Name: Hakan Zadler
     Title:  CFO


Date:  January 14, 2003